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                   MORTON ACQUISITION RECEIVES FTC CLEARANCE;


                      TENDER OFFER EXPIRES APRIL 22, 1999



PHILADELPHIA (April 21, 1999) -- Rohm and Haas Company (NYSE; ROH) announced today that the Federal Trade Commission has granted clearance of the company's pending acquisition of Morton International, Inc. (NYSE; MII). Following the approval by the European Union announced earlier this week, Rohm and Haas has now received all regulatory approvals required to complete its acquisition of Morton.



Rohm and Haas's cash tender offer for Morton shares is set to expire at midnight, New York City time, on April 22, 1999. Provided at least a majority of the outstanding shares of Morton on a fully diluted basis have been tendered in connection with the offer, Rohm and Haas will accept for payment up to 80,916,766 shares of Morton at $37.125 per share. Payment for tendered shares would be made next week. The balance of Morton's outstanding shares will be acquired in a second step merger in exchange for Rohm and Haas stock (or a mixture of Rohm and Haas stock and cash if less than 80,916,766 shares are acquired in the tender offer).



At the close of business on April 21, approximately 44,062,774 Morton shares had been validly tendered in connection with the offer, representing about 34.3 percent of the total on a fully diluted basis. If a majority of Morton shares have not been tendered by midnight on April 22, Rohm and Haas intends to terminate the tender offer and seek to complete the acquisition in a one-step merger. In a one-step merger, each outstanding Morton share would be converted into the right to receive approximately $24.87 in cash and not less than
0.359274 nor more than 0.439113 shares of Rohm and Haas stock, depending on the exchange ratio. The exchange ratio will be determined based on the average closing price for Rohm and Haas stock for the twenty trading days ending on the second trading day prior to the merger. The one-step merger would be conditioned upon approval by Morton and Rohm and Haas shareholders and is expected to be completed near the end of June 1999.



"Receiving clearance from the FTC is a major milestone in Rohm and Haas's acquisition of Morton," said J. Lawrence Wilson, chairman and chief executive officer of Rohm and Haas. "Now we can focus on closing the Morton acquisition and planning for the combination of the two companies' operations. Integration teams at both Morton and Rohm and Haas are now in place and ready to proceed. Much work remains to be done, and we are eager to get on with it."


Rohm and Haas is a specialty chemical company with nearly $4 billion in annual sales. The company's specialty products are found in many items that improve the quality of life, including decorative and industrial paints, semiconductors, shampoos and other personal-care items, and water purification systems. Chicago-based Morton International, a maker of specialty chemicals and salt products, had sales of $2.5 billion during its fiscal year ended June 30, 1998.

This press release contains statements that are forward looking. These statements are based on current expectations and are subject to risks and uncertainties. Actual results may vary because of unexpected delays in obtaining regulatory approvals and other conditions necessary to close the pending transaction.

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CONTACTS

Media: John P. McGinis (215) 592-2409

Investors: Eric W. Norris (215) 592-2664